SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: November 14, 2011

List of materials

Documents attached hereto:

i) Joint press release announced by an investor group comprised of Sony Corporation of America, in conjunction with the estate of Michael Jackson; the Blackstone Group’s GSO Capital Partners LP; Jynwel Capital Limited; Mubadala Development Company PJSC; and David Geffen

ii) Supplemental press release announced by Sony Corporation of America

For Immediate Release
November 11, 2011

INVESTOR GROUP INCLUDING SONY CORPORATION OF AMERICA ENTERS INTO
DEFINITIVE AGREEMENT TO ACQUIRE EMI MUSIC PUBLISHING FROM CITI

New York, London and Abu Dhabi -- An investor group comprised of Sony Corporation of America (“SCA”), in conjunction with the Estate of Michael Jackson; Mubadala Development Company PJSC; Jynwel Capital Limited; the Blackstone Group’s GSO Capital Partners LP; and David Geffen (the “Group”) announced today the execution of a definitive agreement, whereby the Group will acquire EMI Music Publishing from a wholly-owned subsidiary of Citigroup, Inc. (“Citi”) for total consideration of $2.2 billion.

The transaction is subject to certain closing conditions, including regulatory approvals.  Following the acquisition, Sony/ATV Music Publishing and its strong and experienced management team will help oversee EMI Music Publishing on behalf of the Group.  Sony/ATV Music Publishing is co-owned by subsidiaries of SCA and trusts formed by the Estate of Michael Jackson.

EMI Music Publishing is a world-leading popular music publisher with a vast collection of musical compositions and a roster of highly talented songwriters.  The business represents and administers one of the world’s most comprehensive and diverse catalogs of over 1.3 million music copyrights covering all genres, periods and territories of the world.

EMI Music Publishing represents some of the most successful writers working in the music industry today including Beyoncé, Drake, Jay-Z, Norah Jones, Alicia Keys, P!nk, Scissor Sisters, Rihanna, Stargate, Usher, Kanye West, Pharrell Williams, Tinie Tempah, Duffy, Arcade Fire, Dallas Davidson, Don Omar, Alan Jackson and Hillary Scott.  Its remarkable catalog spans the decades with some of the greatest hits dating from the early 20th century right up to today.  EMI Music Publishing holds rights to some of the greatest Motown hits from the 1960s including Baby Love, Heard It Through The Grapevine, and My Girl, as well as other timeless standards, such as Bohemian Rhapsody, Every Breath You Take and You’ve Got A Friend.  Its catalog is home to a wide range of film and TV scores, including some of the most recognizable songs of all time such as New York, New York, Over the Rainbow and Have Yourself A Merry Little Christmas.

Rob Wiesenthal, Chief Financial Officer, Sony Corporation of America, said:  “EMI Music Publishing is an iconic company with legendary copyrights and world-class executive talent.  This transaction reinforces our strategy of building the operational breadth of Sony/ATV Music Publishing while tapping the extraordinary expertise and experience of Marty Bandier and his management team.  Access to entertainment content is an important part of a great consumer electronics experience, and the impressive growth of digital music services will help us bring our songwriters’ music to an increasingly wide audience."

Martin Bandier, Chairman and CEO of Sony/ATV Music Publishing, added:  “EMI Music Publishing has some of the best songs and artists in the world.  I am excited to be reunited with the incredible songs, writers and people of a company I helped build.  Our track record at Sony/ATV over the past four years demonstrates our ability to build a strong platform that sustains significant growth.  The opportunity represented by this transaction is both transformative for Sony/ATV and a truly special moment for me, personally.”

Stephen Volk, Chairman of the Board of EMI Group and Vice Chairman of Citigroup, added:  “After evaluating all alternatives, we believe that this transaction achieves our objective of maximizing the value of EMI for Citi while providing EMI Music Publishing with a partner in the Sony consortium that appreciates this wonderful business, its incredible roster of songwriters both new and old, and its staff who work so hard to deliver successful outcomes for the people they represent.  We are grateful to Roger Faxon, his management team and all of EMI’s staff for the continued success of this business during Citi’s ownership."

Citi Global Banking acted as financial advisor to Citi and EMI.  Clifford Chance LLP, Shearman & Sterling LLP and Freshfields Bruckhaus Deringer LLP acted as legal advisors to Citi and EMI.  The Raine Group, Peter J. Solomon Company, UBS Investment Bank, and Guggenheim Securities, LLC acted as financial advisors to the Group.  UBS Investment Bank acted as sole lead arranger of the senior credit facilities.  Dewey & LeBoeuf LLP and Weil, Gotshal & Manges LLP acted as legal advisors to the Group.

Sony Corporation of America

Sony Corporation of America, based in New York, NY, is the U.S. subsidiary of Sony Corporation, headquartered in Tokyo, Japan.  Sony is a leading manufacturer of audio, video, communications, and information technology products for the consumer and professional markets.  Its motion picture, television, computer entertainment, music and online businesses make Sony one of the most comprehensive entertainment and technology companies in the world.  Sony's principal U.S. businesses include Sony Electronics Inc., Sony Computer Entertainment America LLC, Sony Pictures Entertainment Inc., and Sony Music Entertainment.  Sony recorded consolidated annual sales of approximately $87 billion for the fiscal year ended March 31, 2011, and it employs 168,200 people worldwide.

Sony/ATV Music Publishing

Sony/ATV Music Publishing was established in 1995 as a joint venture between Sony and trusts formed by Michael Jackson.  Sony/ATV Music Publishing owns or administers over 750,000 copyrights by such artists as The Beatles, Akon, Beck, Brooks & Dunn, Leonard Cohen, Neil Diamond, Bob Dylan, Fall Out Boy, Lady Gaga, Kraftwerk, Jessie J, John Mayer, Joni Mitchell, Graham Nash, Willie Nelson, Roy Orbison, Linda Perry, Richie Sambora, Shakira, Taylor Swift, Wyclef Jean, Hank Williams and KT Tunstall, among others.  Sony/ATV recently acquired both the Leiber Stoller and Famous catalogues.

Citi

Citi, the leading global financial services company, has approximately 200 million customer accounts and does business in more than 160 countries and jurisdictions.  Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, transaction services, and wealth management.  Additional information may be found at www.citigroup.com | Twitter: @Citi | YouTube: www.youtube.com/citi | Blog: http://new.citi.com | Facebook: www.facebook.com/citi | LinkedIn: www.linkedin.com/company/citi

Media Contacts:

Citi
Danielle Romero-Apsilos, New York
212.816.2264, Danielle.romeroapsilos@citi.com

Jeffrey French, London
44207.500.8304

Sony Corporation of America
Sandra Genelius, New York
212.833.6975, 917.751.0165, sandra_genelius@sonyusa.com

Sony/ATV Music Publishing
Jimmy Asci, New York
212.833.4513, 202.352.1829, jimmy.asci@sonyatv.com

INVESTOR GROUP INCLUDING SONY CORPORATION OF AMERICA ENTERS INTO
DEFINITIVE AGREEMENT TO ACQUIRE EMI MUSIC PUBLISHING FROM CITI

(New York, November 11, 2011) -- An investor group comprised of Sony Corporation of America (“SCA”), in conjunction with the Estate of Michael Jackson; Mubadala Development Company PJSC; Jynwel Capital Limited; the Blackstone Group’s GSO Capital Partners LP; and David Geffen (the “Group”) announced today the execution of a definitive agreement, whereby the Group will acquire EMI Music Publishing from a wholly-owned subsidiary of Citigroup, Inc. (“Citi”) through a new company as described below.  The Group will pay total consideration of $2.2 billion.

Sony Corporation of America will invest approximately $325 million and, in conjunction with the Estate of Michael Jackson, own approximately 38% of the newly formed entity that will acquire EMI Music Publishing, with an ability to increase the investment and ownership up to 40%.  While the new company is borrowing money to fund the acquisition, this debt is non-recourse to Sony Corporation and SCA.

The transaction is subject to certain closing conditions, including regulatory approvals.    Following the acquisition, Sony/ATV Music Publishing and its strong and experienced management team will help oversee EMI Music Publishing on behalf of the Group.  Sony/ATV Music Publishing is co-owned by subsidiaries of SCA and trusts formed by the Estate of Michael Jackson.

EMI Music Publishing is a world-leading popular music publisher with a vast collection of musical compositions and a roster of highly talented songwriters.  The business represents and administers one of the world’s most comprehensive and diverse catalogs of over 1.3 million music copyrights covering all genres, periods and territories of the world.

Sony Corporation of America

Sony Corporation of America, based in New York, NY, is the U.S. subsidiary of Sony Corporation, headquartered in Tokyo, Japan.  Sony is a leading manufacturer of audio, video, communications, and information technology products for the consumer and professional markets.  Its motion picture, television, computer entertainment, music and online businesses make Sony one of the most comprehensive entertainment and technology companies in the world.  Sony's principal U.S. businesses include Sony Electronics Inc., Sony Computer Entertainment America LLC, Sony Pictures Entertainment Inc., and Sony Music Entertainment.  Sony recorded consolidated annual sales of approximately $87 billion for the fiscal year ended March 31, 2011, and it employs 168,200 people worldwide.

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Contacts:

Sandra Genelius, Sony Corporation of America, 212.833.6975 or 917.751.0165,
sandra_genelius@sonyusa.com

Jimmy Asci, Sony/ATV Music Publishing, 212.833.4513 or 202.352.1829,
jimmy.asci@sonyatv.com